SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1) (1)


                                ENTERACTIVE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    293636106
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                                 (CUSIP Number)

                               Copy to: Stephen A. Cohen, Esq.
Eli Oxenhorn                            Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                        750 Lexington Avenue
Roslyn Estates, New York 11576          New York, New York 10022
Telephone (516) 625-7005                Telephone (212) 735-8600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 21, 1998
              (Date of Event which Requires Filing this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
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    (1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP
No. 293636106                          13D

================================================================================
 1 | Name of Reporting Persons
   | I.R.S. Identification No. of Above Persons (Entities Only)
   |                              Eli Oxenhorn
   |
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 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
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 3 | SEC Use Only
   |
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 4 | Source of Funds*          PF
   |
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 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d) or 2(e)
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 6 | Citizenship or Place of Organization                          United States
   |
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                    | 7  |    Sole Voting Power
                    |    |         200,500 shares                       2.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         400,000 shares                       4.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         200,500 shares                       2.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         400,000 shares                       4.1%
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11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             600,500 shares
   |
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12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
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13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                    6.0%
   |
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14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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


      This statement, dated April 21, 1998, constitutes Amendment No. 1 to the
Schedule 13D, dated June 17, 1997, regarding the reporting person's ownership of certain securities of Enteractive, Inc. (the "Issuer").

      Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on an aggregate of 9,416,876 shares of Common Stock outstanding, including 8,019,555 shares, as reported in the Issuer's Form 10-Q for its quarter ended November 30, 1997, plus 1,397,321 shares issued in February 1998) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of April 21, 1998:

                                            Shares of      Percentage of Shares
                                          Common Stock        of Common Stock
Name                                   Beneficially Owned   Beneficially Owned
----                                   ------------------   ------------------
Eli Oxenhorn                                600,500(1)              6.0%

            (b) Eli Oxenhorn has sole power to vote and to dispose of 200,500 shares of Common Stock (including 200,500 shares issuable upon the exercise of the Non-Qualified Option, the Option and the 1994 Warrants), representing approximately 2.1% of the outstanding Common Stock. By virtue of being a general partner of Revwood, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 400,000 shares of Common Stock (representing 400,000 shares issuable upon the exercise of the Revwood Option), representing approximately 4.1% of the outstanding Common Stock.

            (c) The following is a description of all transactions in the shares of Common Stock of the Issuer by the person identified in Item 2 of this
Schedule 13D effected from February 19, 1998 through April 21, 1998, inclusive.

                                              Number of Shares of
                                                 Common Stock        Purchase of
Name of Shareholder   Purchase or Sale Date   Purchased or (Sold)    Sale Price
--------------------------------------------------------------------------------
Eli Oxenhorn                04/20/98               (75,000)             $2.00
                            04/21/98               (25,000)             $2.69
                            04/21/98               (12,500)             $2.63

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e)   Not applicable.

--------

      (1) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.


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


                                    Signature
                                    ---------

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: April 28, 1998

                                            /s/ Eli Oxenhorn
                                                --------------------------------
                                                Eli Oxenhorn



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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